

Mail Stop 3030

February 19, 2010

VIA U.S. MAIL AND FAX (562) 906-8459

David Duquette
Chief Executive Officer
New Century Companies, Inc.
9835 Romandel Ave.
Santa Fe Springs, California 90670

> **Re:**   **New Century Companies, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed May 15, 2008**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the period ended September 30, 2009**
> **File No. 000-09459**

Dear Mr. Duquette:

We have reviewed your letter filed January 25, 2010 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q/A for the period ended September 30, 2009

1.   Please refer to our prior comment 3. We see that you filed an amendment to your Form 10-Q for the period ended September 30, 2009 on January 21, 2010, but we note that the amendment was not currently signed and dated. Please further amend your Form 10-Q for the period ended September 30, 2009 to provide a document that is currently signed and dated consistent with the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934. Your amendment must include the entire periodic report as well as currently dated and signed 906 and 302 certifications.

       As appropriate, please amend your Form 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3640 if you have any questions regarding these comments. In this regard, do not hesitate to contact Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212.

                                        Sincerely,

                                        Julie Sherman
                                        Reviewing Accountant